May 18, 2018

Robert Benya
President
Seven Stars Cloud Group, Inc.
Room 4, Fenghuayuan Drive-in Movie Theater Park
No. 21, Liangmaqiao Road, Chaoyang District
Beijing 10015
People's Republic of China

       Re: Seven Stars Cloud Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 30, 2018
           File No. 001-35561

Dear Mr. Benya:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Overview, page 4

1. We note that you are trying to establish "business ecosystem" based on a "7-3-2-1"
      approach. Please explain what your "business ecosystem" entails. Please also revise your disclosure to describe in plain-English your structural approach. For example, explain what the blockchain-based technology platforms and distribution networks are and how you plan to acquire and use them.
2. We note that, beginning in 2017, you are aiming to become a "next generation Artificial-
      Intelligent (AI) & Blockchain-Powered, Fintech company." Please describe in plain-
 Robert Benya
FirstName LastNameRobert Benya
Seven Stars Cloud Group, Inc.
Comapany NameSeven Stars Cloud Group, Inc.
May 18, 2018
May 18, 2018 Page 2
Page 2
FirstName LastName
         English what services you plan to provide. Further expand your disclosure to discuss what those services will entail and how you plan to provide them. Regulation, page 11

3. Please expand your Regulations section to discuss laws and regulations that will be applicable to your planned Fintech business. Discuss which government entities enforce these laws and regulations.
Risk Factors, page 13

4. To the extent your management's experience is limited in your new line of business of providing the Fintech services you reference, please consider providing a risk factor to this effect.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

5. Please provide the basis for which you describe DBOT as "a blockchain based alternative
         Trading System fully licensed by the SEC."
6. Please provide a plain-English description of a "block chain based Alternative Trading
         System." In this description, please expand on how block chain is incorporated or otherwise relevant to the trading system.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our ability to make our products remain competitive, page 29

7. Please expand your discussion of your consumer electronics e-commerce and smart supply chain management operations to include some background information on revenue arrangements and sales channels for electronics products and crude oil. Please make clear how your customers utilize, or benefit from, your products and services. We note your disclosure in the penultimate paragraph on page 4.
Revenues, page 31

8. Please describe the growth drivers for your revenues from sales of electronics and crude oil products arising from the operation of your Engine 7 " Supply Chain Finance and
         Management for Vertical Products" which you referenced in your Prospectus Summary.
         Refer to Item 303(A)(3)(iii) of Regulation S-K.
9. Please also disclose the nature of revenue transactions with related parties amounting to
         $18.9 million as reported on page 26, including such other information deemed necessary to an understanding of the effects of the transactions on the financial statements.
 Robert Benya
FirstName LastNameRobert Benya
Seven Stars Cloud Group, Inc.
Comapany NameSeven Stars Cloud Group, Inc.
May 18, 2018
Page 3
May 18, 2018 Page 3
FirstName LastName



Licensed Content, page 32

10. It appears that your Legacy YOD revenues from licensed content have significantly decreased from $4.5 million in 2016 to $794,273 in 2017. Please tell us and disclose your assessment of the recoverability of the licensed content intangible asset and describe your major inputs and assumptions. Additionally disclose your basis for amortizing this asset and advise us.
Directors, Executive Officers and Corporate Governance
Summary of Qualifications of Current Directors, page 44

11. Please confirm that the disclosures here have been updated as applicable to account for your planned Fintech operations.
Revenue Recognition, page F-12

12. Please describe your revenue arrangements for consumer electronics e-commerce and smart supply chain management operations and trading platforms in order that your investors may better understand how the underlying sales transactions evolve and how you earn revenues.
Accounts Receivable, page F-22

13. We note your "revenue from related party" on page F-4. Please disclose the receivable amounts due from such related party and the manner of settlement. Refer to paragraphs
         50-1(d) and 50-2 of ASC 850-10.
12. Related Party Transactions, page F-26

14. Please clarify how the disposal of Zhong Hai Shu Xun Media impacted your Legacy YOD business. Further, please explain why the licensed content did not convey with the disposal transaction.
15. In order that your investors may better understand the significance of your transactions with related parties, please summarize the dollar amounts of the transactions reported hereunder for each of the periods for which income statements are presented and the respective income statement captions. Refer to ASC 850-10-50-1(C). Robert Benya
Seven Stars Cloud Group, Inc.
May 18, 2018
Page 4



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

FirstName LastNameRobert Benya
Comapany NameSeven Stars Cloud Group, Inc.
                                                          Division of
Corporation Finance
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